January 5, 2010

BY FACSIMILE AND U.S. MAIL
George M. Silfen, Esquire
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022

      RE: GLG Investment Series Trust
              File Numbers: 333-163462; 811-22360

Dear Mr. Silfen:

We have reviewed the registration statement for the GLG Investment Series Trust filed on Form N-1A with the Securities and Exchange Commission on December 3, 2009 and have the following comments:

1. In the Risk/Return Summary of the Prospectus, please disclose the factors used by the advisor in its investment approach "that combines top-down analysis with bottom-up stock research and selection" to select individual securities to buy and sell on behalf of the fund.

2. This fund states that it will invest in small and medium capitalization companies located outside the United States and considers a company to be small or medium if it falls within the capitalization range of companies included in the S&P EPAC MidSmall Cap Index. According to the disclosure, the current capitalization range of this index is between $100 million and $23 billion. As companies with a capitalization of over $10 billion are often viewed as large capitalization companies, please explain supplementally why use of this index to provide a Small/Mid Cap fund's capitalization range complies with Rule 35d-1 under the Investment Company Act of 1940 (the "names rule").

3. Under the heading "Board Committees" in the Statement of Additional Information, please state whether the Governance and Nominating Committee will consider nominees recommended by shareholders and if so, the procedures to be used by shareholders in submitting recommendations. See Item 12(b)(2)(iv) of Form N-1A.

4. In the Statement of Additional Information, please disclose whether the fund's underwriter has adopted a code of ethics. See Item 12(e) of Form N-1A.

5. Please disclose in the Statement of Additional Information whether the fund has appointed an anti-money laundering compliance officer as required by the USA Patriot Act.

General

6. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
7. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
8. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act. Where no changes will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis of your position.

TANDY LETTER

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that
- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

*   *   *   *

If you have any questions about these comments, please call me at 202-551-6951.

Sincerely,

Linda B. Stirling
Senior Counsel